Exhibit 99.1

Akebia Therapeutics, Inc. 245 First Street, Suite 1100 Cambridge, MA 02142 T: +1 617.871.2098 F: +1 617.871.2099 www.akebia.com

May 12, 2014

Akebia Announces First Quarter 2014 Financial Results and Recent Corporate Highlights

CAMBRIDGE, Mass.—(BUSINESS WIRE)— Akebia Therapeutics, Inc. (NASDAQ:AKBA), a biopharmaceutical company focused on the development of novel, proprietary therapeutics based on hypoxia-inducible factor (HIF) biology and the commercialization of these products for patients with kidney disease, today announced financial results for the first quarter ended March 31, 2014.

“We have made important progress since the beginning of 2014 in several key areas of our corporate strategy,” said John P. Butler, President and Chief Executive Officer of Akebia. “We completed enrollment in a Phase 2b study of our lead therapeutic candidate, AKB-6548, executed a highly successful initial public offering, and announced a key addition to our Board. We are in a strong position to rapidly advance our goal of delivering a novel, best-in-class therapy that harnesses the power of HIF biology for the treatment of anemia secondary to CKD, a significant and growing patient population that remains severely under-treated and may be exposed to safety risk with current treatment options.”

First Quarter and Recent Corporate Highlights

•	Completed enrollment in the Company’s Phase 2b clinical study of AKB-6548 for the treatment of anemia associated with chronic kidney disease (CKD) in patients who are not dependent on dialysis

•	Completed an initial public offering raising approximately $104.4 million, net of underwriting discounts, commissions and offering expenses

•	Strengthened the Board of Directors with the addition of Michael S. Wyzga, formerly the President and Chief Executive Officer of Radius Health, Inc. and, prior to that, the Executive Vice President, Finance and Chief Financial Officer at Genzyme Corporation

First Quarter 2014 Financial Results

Akebia reported a net loss of $9.7 million for the first quarter of 2014, compared to a net loss of $0.6 million for the first quarter of 2013. Net loss applicable to common stockholders, which includes accretion on preferred stock of $86.9 million, was $96.6 million for the first quarter of 2014, or ($43.37) per share. This compares to a net loss applicable to common stockholders of $1.5 million for the first quarter of 2013, which included accretion on preferred stock of $0.9 million, or ($3.09) per share. The first quarter 2013 net loss and net loss applicable to common stockholders also included a $2.4 million gain on the extinguishment of debt related to the 2012 Series X preferred stock. In connection with the closing of the Company’s initial public offering on March 25, 2014, all of the Company’s outstanding shares of preferred stock were converted into shares of common stock.

Research and development expenses were $6.2 million for the first quarter of 2014 compared to $1.9 million for the first quarter of 2013. The increase of $4.3 million in research and development expenses is primarily attributable to increased clinical trial and other costs related to AKB-6548 as well as increased stock-based compensation expense of $1.0 million.

General and administrative expenses were $3.8 million for the first quarter of 2014 compared to $0.7 million for the first quarter of 2013. The increase of $3.1 million in general and administrative expenses is primarily related to an increase in professional fees related to the Company’s initial public offering as well as increased stock-based compensation expense of $1.4 million.

The increased stock-based compensation expense in both research and development expenses and general and administrative expenses is primarily a result of the increase in the value of the Company’s common stock due to the Company’s initial public offering.

The Company’s cash used in operations during the first quarter of 2014 was $6.0 million, an increase of $4.5 million from $1.5 million for the same period of 2013. The Company ended the first quarter of 2014 with cash, cash equivalents and short-term investments of $132.2 million and expects its existing cash resources to support operations through the first half of 2016.

About Akebia Therapeutics

Akebia Therapeutics, Inc. is a biopharmaceutical company focused on the development of novel proprietary therapeutics based on hypoxia-inducible factor (HIF) biology and the commercialization of these products for patients with kidney disease. Akebia’s lead product candidate, AKB-6548, is in a Phase 2b clinical trial in patients with anemia secondary to chronic kidney disease who are not dependent on dialysis. AKB-6548 is being developed as a once-daily, oral therapy to inhibit hypoxia-inducible factor prolyl hydroxylase, which is expected to stabilize and increase levels of HIFa and improve the production of hemoglobin and red blood cells.

Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements include those about Akebia’s strategy, future plans and prospects, including statements regarding the potential indications and benefits of AKB-6548 and the projected use of Akebia’s existing cash resources. The words “anticipate,” “appear,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement, including the risk that existing preclinical and clinical data may not be predictive of the results of ongoing or later clinical trials; the ability of Akebia to successfully complete the clinical development of AKB-6548 or any other product candidate; the funding required to develop Akebia’s product candidates and operate the Company, and the actual expenses associated therewith; the content of decisions made by the FDA and other regulatory authorities; the success of competitors in developing product candidates for diseases for which Akebia is currently developing its product candidates; and Akebia’s ability to obtain, maintain and enforce patent and other intellectual property protection for AKB-6548 or any other product candidates. Other risks and uncertainties include those identified under the heading “Risk Factors” in Akebia’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, and other filings that Akebia may make with the Securities and Exchange Commission in the future. Akebia does not undertake, and specifically disclaims, any obligation to update any forward-looking statements contained in this press release.

Tables Follow:

AKEBIA THERAPEUTICS, INC.

(A Development Stage Company)

Condensed Statement of Operations

(in thousands except share and per share data)

(unaudited)

	Three months ended
	March 31, 2014	March 31, 2013	February 27, 2007 (inception) through March 31, 2014
Revenue	$—	$—	$—
Operating expenses:
Research and development	6,158	1,898	57,906
General and administrative	3,751	679	19,020

Total operating expenses	9,909	2,577	76,926

Operating loss	(9,909)	(2,577)	(76,926)

Other income (expense), net	212	1,956	4,187

Net loss and comprehensive loss	$(9,697)	$(621)	$(72,739)

Reconciliation of net loss to net loss applicable to common stockholders:
Net loss	$(9,697)	$(621)	$(72,739)
Accretion on preferred stock	(86,900)	(848)	(153,638)
Loss on extinguishment of preferred stock	—	—	(597)

Net loss applicable to common stockholders	$(96,597)	$(1,469)	$(226,974)

Net loss per share applicable to common stockholders—basic and diluted	$(43.37)	$(3.09)	$(669.68)

Weighted-average number of common shares used in net loss per share applicable to common stockholders’—basic and diluted	2,227,058	475,915	338,930

AKEBIA THERAPEUTICS, INC.

(A Development Stage Company)

Balance Sheet Data

(in thousands)

(unaudited)

	March 31, 2014	December 31, 2013
Cash, cash equivalents and short-term investments	$132,151	$32,556
Working capital	127,616	29,529
Total assets	134,028	34,665
Total stockholders’ equity (deficit)	127,867	(127,072)

Investors:

Argot Partners, LLC

David Pitts, +1-212-600-1902

david@argotpartners.com

Susan Kim, +1-212-203-4433

susan@argotpartners.com

Media:

Feinstein Kean Healthcare

Liz Falcone, +1-617-761-6727

liz.falcone@fkhealth.com

###